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                                              [LOGO]
                                              Manugistics
                                              Leveraged Intelligence
                                              9715 Key West Avenue
                                              Rockville, MD 20850-3915
                                              tel. (301) 255-5000
                                              fax  (301) 255-5370
                                              www.manugistics.com


                               December 24, 2002


VIA EDGAR and Facsimile (202-942-9533)

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC  20549
Attention: Barbara Jacobs, Assistant Director

        RE:  MANUGISTICS GROUP, INC.,
             APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT ON FORM S-3 FILE NO. 333-89326

Dear Ms. Jacobs:

        Pursuant to Rule 477 (a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), Manugistics Group, Inc. ("Manugistics" or the "Company") hereby applies for an order granting the immediate withdrawal of the Company's Registration Statement on Form S-3, File No. 333-89326 (the "Registration Statement").

        On April 26, 2002, the Company acquired substantially all of the assets of Western Data Systems of Nevada, Inc. ("WDS") pursuant to the Asset Purchase Agreement between the Company, Manugistics Inc. and WDS dated as of April 19, 2002 (the "Purchase Agreement"). The Purchase Agreement provided for a partial cash payment at closing and permitted the Company to pay the remaining purchase price in either cash or shares of Manugistics common stock ("Company Common Stock"). The Purchase Agreement also required the Company to file a registration statement after the acquisition to register resales of Company Common Stock by WDS. The Registration Statement was filed on May 29, 2002.

        Under the Purchase Agreement, in the event that the Company were to elect to pay the remaining purchase in Company Common Stock, the number of shares of common stock issued to WDS would be determined by the trading price of the Company Common Stock shortly prior to the effectiveness of the Registration Statement. If the Registration Statement was not declared effective by November 25, 2002, the remaining purchase price was required to be paid in cash and the Registration Statement is to be withdrawn.


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Manugistics Group, Inc.                                                   Page 2
To: Barbara Jacobs



        On November 25, 2002, the Company paid the remaining purchase price for the WDS acquisition in cash. No Company Common Stock was sold or issued, nor will any Company Common Stock be sold or issued, in connection with the Registration Statement. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Pursuant to Rule 477, the Company will consider this application to be granted as of the date hereof, unless the Commission notifies the Company otherwise within 15 calendar days hereof.

        Should you have any questions regarding the foregoing application for withdrawal, please contact John D. Kessler, Esq., at (215) 575-7236 or in his absences Merritt A. Cole, Esq., at (215) 575-7250 of Dilworth Paxson LLP, our legal counsel in connection with the Registration Statement.

                            Sincerely,

                            /s/ Raghavan Rajaji

                            Raghavan Rajaji
                            Executive Vice President and Chief Financial Officer

RR/tg


cc:     John D. Kessler, Esq.